VIA EDGAR
September 30, 2005
Securities and Exchange Commission
Washington, D.C.
20549-0510
Mail Stop 0510
Attn: Ms. Tracey Houser, Division of Corporation Finance
Dear Ms. Houser:

Re:	File # 0-2555 Form 10-KSB for fiscal YE December 31, 2004 / Filed March 31, 2005
We are in receipt of your letter of September 19, 2005 and in connection with responding to your comments:
1.	Note P – Restatement of 2004, page 31

We have filed an 8-K Item 4.02 (a) today to inform the market that it should not rely on our previously filed December 31, 2004 financial statements but instead, should rely on the Restated financial statements file therewith. In the filing we have filed the Restated Financial Statements for December 31, 2004. You will note that we have revised Note P to more fully disclose the nature of the error identified. We will be filing a 10QSB/A for March 31, 2005 and a 10QSB/A for June 30, 2005 to reflect the changes in the comparative numbers for December 31, 2004 as referenced therein.

2.	Item 8A Controls and Procedures, page 34

We have revised this section in our draft 10KSB/A and include the new wording herein for your review.

3.	Form 10-QSB for the Fiscal Quarter Ended March 31, 2005 Item 3 Controls and Procedures

We will revise this section and include the new wording herein for your review. Our 10ASB/A for March 31, 2005 referred to in (1) above will contain the new wording for Item 3.

Upon confirmation from you that our draft 10KSB/A with the noted further amendments contained herein addresses your comments, we will file same.
Sincerely,
VERIDIEN CORPORATION
Per:
/s/ Sheldon C. Fenton
Sheldon C. Fenton
President & C.E.O.
Exhibits:
A)	8-K filed September 30, 2005

B)	Revised Note P wording (restated December 31, 2004 Financial Statements)

C)	Revised wording for Item 8A (to replace pervious paragraph in Draft 10KSB/A –dated July 7, 2005 already provided)

D)	Revised wording for Item 3 – 10QSB March 31, 2005

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-K
Current Report Pursuant
To Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported) September 30, 2005
Veridien Corporation
(Exact Name of Registrant as Specified in its charter)
Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-25555	59-3020382
(Commission File Number)	(IRS Employer Identification No.)

2875 MCI Drive, Suite B, Pinellas Park, Florida	33782-6105
(Address of principal executive offices)	(Zip Code)

(727) 576-1600

(Registrant’s telephone number, including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.below):
☐ Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.
In connection with questions raised by the Securities and Exchange Commission in a comment letter of May 2005, the Company has discovered errors in the accounting for marketable securities in the Company’s Audited December 31, 2004 financial statements. Accordingly, the financial statements for that period should no longer be relied upon. As the balance sheet numbers from these statements appear as comparatives in our 10QSB filed for the period ended March 31, 2005 and in our 10QSB filed for the period ended June 30, 2005, the Balance Sheets of those financial statements should no longer be relied upon.
The errors in our December 31, 2004 statements resulted from recording of the valuation, at the insistence of our previous auditors, of securities we owned at a discounted price when the shares should have been reported as non-impaired marketable securities. The Company accepted restricted common shares of HQNT as payment for services provided. The Company recorded the income for the services at a discount due to the fact the share were restricted. We have since been advised that although the shares were restricted, with no other conditions relating to their sale present, they should have been recorded at market value without a discount. The accounting impact of the correction was (i) an increase in our sales, as the original value of the securities received as payment of license services was discounted when it should not have been; and (ii) changes in our realized and unrealized gains and losses as a result of the initial valuation and valuation of the securities throughout our ownership of them.
These corrections have been made in the financial statements being filed herein and resulted in a decrease in the Company’s reported loss for 2004 by $ 121,065.
The specifics of the restatement are detailed in Note P to the financial statements which reads as follows:
NOTE P – RESTATEMENT OF 2004
In early 2004, H-Quotient, Inc. (HQNT) issued 400,000 of its common shares to Veridien as payment for products developed and licensing fees valued at the fair market value of the HQNT shares of $652,000. In 2004, Veridien recorded the stock in error at a discounted value of $456,000 and should have reported it using a non-impaired marketable securities value of $652,000; a difference of $196,000. This recording error resulted in errors in the subsequent calculation of realized and unrealized gains and losses for 2004. The corrected Realized (Loss) on investment of ($9,694) replaces the previously reported Realized Gain of $216,173. The corrected Unrealized Gain of $98,523 replaces the previously reported Unrealized (Loss) of ($52,409). The summation of the corrections is a reduction in the previously reported loss of ($757,793) by $121,065 to ($636,728). Also see Note D – Marketable Securities for more explanation on 2004 end of the year value.

	As Originally
	Reported	Corrections	As Restated
As of December 31, 2004

Assets
Cash	$126,027	$—	$126,027
Accounts receivable	180,678	—	180,678
Inventory	331,702	—	331,702

	As Originally
	Reported	Corrections	As Restated
Marketable securities	167,225	229,858	397,083
Other current assets	67,587	8,500	76,087
Property and equipment, net	27,648	—	27,648
Long-term portion of marketable securities	108,793	(108,793)	—
Other assets, net	297,305	—	297,305

Total Assets	$1,306,965	$129,565	$1,436,530

Liabilities
Accounts payable	$275,505	$—	$275,505
Notes payable	289,347	—	289,347
Convertible debentures	3,955,973	—	3,955,973
Accrued liabilities	1,027,641	—	1,027,641
Customer deposits	160,855	(160,855)	—

Total Liabilities	5,709,321	(160,855)	5,548,466

Stockholders’ Deficit
Par and paid in capital	31,499,633	169,355	31,668,988
Accumulated deficit at December 31, 2003	(35,144,196)	—	(35,144,196)
Net loss for 2004	(757,793)	121,065	(636,728)
Total stockholders’ deficit	(4,402,356)	290,420	(4,111,936)

	$1,306,965	$129,565	$1,436,530

Changes made:
Marketable securities pricing errors		$121,065
Net decrease in reported loss		$121,065
The Company’s management has discussed the matters disclosed in this Item 4.02 with the Company’s previous independent registered public accounting firm, Carter, Cartier, Melby & Guarino, C.P.A.’s P.A. and with the Company’s current independent registered public accounting firm, Malone & Bailey, PC.
The Company intends to file amended Forms 10-QSB (March 31, 2005 & June 30, 2005) and 10-KSB (December 31, 2004) to include restated financial statements as soon as practicable.
ITEM 9.01 Financial Statements and Exhibits
(c) Exhibit 99.1 Restated December 31, 2004 Audited Financial Statements

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
VERIDIEN CORPORATION

Dated: September 30, 2005	By: /s/ Sheldon C. Fenton

Sheldon C. Fenton
President & Chief Executive Officer

By: /s/ Russell Van Zandt

Russell Van Zandt
Chief Financial Officer

EXHIBIT B
NOTE P – RESTATEMENT OF 2004
In early 2004, H-Quotient, Inc. (HQNT) issued 400,000 of its common shares to Veridien as payment for products developed and licensing fees valued at the fair market value of the HQNT shares of $652,000. In 2004, Veridien recorded the stock in error at a discounted value of $456,000 and should have reported it using a non-impaired marketable securities value of $652,000; a difference of $196,000. This recording error resulted in errors in the subsequent calculation of realized and unrealized gains and losses for 2004. The corrected Realized (Loss) on investment of ($9,694) replaces the previously reported Realized Gain of $216,173. The corrected Unrealized Gain of $98,523 replaces the previously reported Unrealized (Loss) of ($52,409). The summation of the corrections is a reduction in the previously reported loss of ($757,793) by $121,065 to ($636,728). Also see Note D – Marketable Securities for more explanation on 2004 end of the year value.

	As Originally
	Reported	Corrections	As Restated
As of December 31, 2004

Assets
Cash	$126,027	$—	$126,027
Accounts receivable	180,678	—	180,678
Inventory	331,702	—	331,702
Marketable securities	167,225	229,858	397,083
Other current assets	67,587	8,500	76,087
Property and equipment, net	27,648	—	27,648
Long-term portion of marketable securities	108,793	(108,793)	—
Other assets, net	297,305	—	297,305

Total Assets	$1,306,965	$129,565	$1,436,530

Liabilities
Accounts payable	$275,505	$—	$275,505
Notes payable	289,347	—	289,347
Convertible debentures	3,955,973	—	3,955,973
Accrued liabilities	1,027,641	—	1,027,641
Customer deposits	160,855	(160,855)	—

Total Liabilities	5,709,321	(160,855)	5,548,466

Stockholders’ Deficit
Par and paid in capital	31,499,633	169,355	31,668,988
Accumulated deficit at December 31, 2003	(35,144,196)	—	(35,144,196)
Net loss for 2004	(757,793)	121,065	(636,728)

	As Originally
	Reported	Corrections	As Restated
Total stockholders’ deficit	(4,402,356)	290,420	(4,111,936)

	$1,306,965	$129,565	$1,436,530

Changes made:
Marketable securities pricing errors		$121,065
Net decrease in reported loss		$121,065

EXHIBIT C
Item 8A Controls and Procedures
Pursuant to rules adopted by the SEC as directed by Section 302 of the Sarbanes-Oxley Act of 2002, the Company has performed an evaluation of its disclosure controls and procedures (as defined by Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. The Company’s disclosure controls and procedures are designed to ensure (i) that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms; and (ii) that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on that evaluation, the Chief Executive Officer and Acting Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2004 for the reasons described below.
1. In connection with an inspection (which began in October 2004) by the Public Company Accounting Oversight Board of our auditors Carter, Cartier, Melby & Guarino, C.P.A.’s, P.A. (“CCMG”), the Company discovered the following errors in the accounting for transactions in the 2003 fiscal period:
•	Some Convertible Debenture conversions were reported in error. We underreported interest expense by $ 206,537 and did not report a gain from debt extinguishment of $ 101,700.

•	We overstated a realized gain on sale of marketable securities by $ 72,667 which should have been credited to additional paid in capital
These corrections were quantified by the Company in March 2005 through consultation with external accounting professionals and resulted in an additional loss of $177,837 to the 2003 net loss. The Restated financials were included in the Company’s Form 10KSB filed March 31, 2005.
2. In connection with questions raised by the Securities and Exchange Commission in a comment letter of May 2005, the Company discovered errors in the accounting for marketable securities in the 2004 fiscal period. These errors resulted from recording of the valuation, at the insistence of our previous auditors (CCMG), of securities we owned at a discounted price when the shares should have been reported as non-impaired marketable securities. The Company accepted restricted common shares of HQNT as payment for services provided. The Company recorded the income for the services at a discount due to the fact the share were restricted. We have since been advised that although the shares were restricted, with no other conditions relating to their sale present, they should have been recorded at market value without a discount. The accounting impact of the correction was (i) an increase in our sales, as the original value of the securities received as payment of license services was discounted when it should not have been; and (ii) changes in our realized and unrealized gains and losses as a result of the initial valuation and valuation of the securities throughout our ownership of them.

These corrections have been made in the financial statements being filed herein and resulted in a decrease in the Company’s reported loss for 2004 by $ 121,065.
Because of the issues raised by one or both of these situations the Company has taken the following action:
•	On March 30, 2005 the Board of Directors directed the Audit Committee to begin the process of seeking alternative auditors for the Company and to engage such alternative firm as they deemed acceptable. There were no disagreements with the Company’s auditors CCMG, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of CCMG would have caused it to make reference to such disagreements in its reports. The decision of the Board to change auditors was made on the basis of their belief that the Company required the expertise and experience of an auditing firm with broader experience in the auditing of public companies and compliance with current SEC reporting requirements, than that of the Company’s previous auditors (CCMG).
The Audit Committee conducted a search and on April 27, 2005 the Company retained the accounting firm of Malone & Bailey, P.C. to act as its independent certified public accountants.
•	At the direction of Management, financial staff attended training provided by the SEC Institute in June 2005. Attendance at this seminar was designed to ensure staff are current on changes in SEC policy and requirements. It is the intention of management that this type of professional development be supported and continued by the Company.

•	On June 27, 2005 Mr. Russell Van Zandt, Chairman of the Veridien Board of Directors, at the request of the Audit Committee agreed to take on the additional operational responsibility of Chief Financial Officer of the Company. Mr. Van Zandt will manage and oversee the accounting functions of the Company.

•	Management has adopted a policy and procedure whereby financial management, when dealing with the reporting of transactions that involve complex and unusual accounting matters, will formally research relevant accounting literature relating to the issues and, if necessary, retain the services of a qualified certified public accountant, other than our independent auditor, to assist us with respect to accounting for the transaction(s).
The Company will continue to evaluate the effectiveness of internal controls and procedures on an on-going basis. There has been no change in our internal controls over financial reporting during the period covered by this report with the exception of the items noted above, that has materially effected or is reasonably likely to material effect our internal control over financial reporting.

EXHIBIT D
Item 3 Controls and Procedures
Pursuant to rules adopted by the SEC as directed by Section 302 of the Sarbanes-Oxley Act of 2002, the Company has performed an evaluation of its disclosure controls and procedures (as defined by Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. The Company’s disclosure controls and procedures are designed to ensure (i) that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms; and (ii) that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on that evaluation, the Chief Executive Officer and Acting Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of March 31, 2005 for the reasons described below.
On March 30, 2005 the Board of Directors directed the Audit Committee to begin the process of seeking alternative auditors for the Company and to engage such alternative firm as they deemed acceptable. There were no disagreements with the Company’s auditors Carter, Cartier, Melby & Guarino, C.P.A.’s P.A. (“CCMG”) on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of CCMG would have caused it to make reference to such disagreements in its reports. The decision of the Board to change auditors was made on the basis of their belief that the Company required the expertise and experience of an auditing firm with broader experience in the auditing of public companies and compliance with current SEC reporting requirements, then that of the Company’s previous auditors (CCMG).
The Audit Committee conducted a search and on April 27, 2005 the Company retained the accounting firm of Malone & Bailey, P.C. to act as its independent certified public accountants.
Because of the time involved in acquainting our new accountants with our business and operations, we were unable to file our Quarterly Report on Form 10QSB for the quarter ended March 31, 2004 by the reporting deadline of May 16, 2005. Our report was ultimately filed on May 31, 2005.
Because of the issues raised the Company has taken the following action:
•	At the direction of Management, financial staff attended training provided by the SEC Institute in June 2005. Attendance at this seminar was designed to ensure staff are current on changes in SEC policy and requirements. It is the intention of management that this type of professional development be supported and continued by the Company.

•	On June 27, 2005 Mr. Russell Van Zandt, Chairman of the Veridien Board of Directors, at the request of the Audit Committee agreed to take on the additional operational responsibility of Chief Financial Officer of the Company. Mr. Van Zandt will manage and oversee the accounting functions of the Company.

•	Management has adopted a policy and procedure whereby financial management, when dealing with the reporting of transactions that involve complex and unusual accounting matters, will formally research relevant accounting literature relating to the issues and, if necessary, retain the services of a qualified certified public accountant, other than our independent auditor, to assist up with respect to accounting for the transaction(s).
The Company will continue to evaluate the effectiveness of internal controls and procedures on an on-going basis. There has been no change in our internal controls over financial reporting during the period covered by this report with the exception of the items noted above, that has materially effected or is reasonably likely to material effect our internal control over financial reporting.